FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a–16 OR 15d–16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number: 001-33178

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

36th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20–F for Form 40–F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b):

82–  N/A

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

Form 6–K

Signature

Exhibit 99.1 – Press Release	1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

By:	/s/ Simon Dewhurst
Name:	Simon Dewhurst
Title:	Executive Vice President and Chief Financial Officer

Date: February 19, 2008

Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco PBL Entertainment Reports Fourth Quarter Earnings

New York, February 19, 2008 – Melco PBL Entertainment (Macau) Limited (NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities, today reported unaudited financial results for the fourth quarter and full year ended December 31, 2007.

Commentary

Lawrence Ho, Chief Executive Officer and co-Chairman of Melco PBL Entertainment, commented, “Good progress has been made in the period since our last quarterly report. Core rolling chip business at Crown Macau has continued to make significant market share gains. Crown Macau delivered sequential hold-adjusted EBITDA growth in every month of the third and fourth quarters of 2007, and this trend has continued into the first quarter of 2008 with January’s hold-adjusted EBITDA meaningfully increasing from December levels. February is off to a good start, driven in part by the seasonally strong period which immediately follows Chinese New Year.

“It is gratifying to see Crown Macau on the path to reaching its full potential, following our decision over six months ago to execute a reconfiguration of the property to focus heavily on the junket supported rolling chip market segment. This emphasizes the original vision for Crown Macau, and we view our initial performance thus far in 2008 as clear validation of this strategy.

“In the fourth quarter, total monthly rolling chip volume at Crown Macau increased from approximately HK$20 billion in October to HK$30 billion in December. In January,

total monthly rolling chip volume jumped to over HK$50 billion. January was the first full month of operations that reflected our agreement with AMA International Limited (“AMA”). We estimate that Crown Macau achieved a table games market share of 16% in January, up from 9% in December. Our February table games market share at Crown is estimated to be approximately 18% through February 17th.

“Though we are pleased with growth to date, we expect to continue to expand our existing gaming volumes at Crown Macau through a combination of market share gains and the underlying robust growth in the market.

“We have recently concluded settlement on substantially all accounts related to construction of Crown Macau. The final Crown Macau project cost is approximately US$524 million, which includes all the additional amounts incurred during the recent reconfiguration works, together with land use rights which are valued and included at approximately US$142 million. This amount is approximately US$16.8 million or 3.1% below our earlier estimated budget, due to an over provision in construction contingencies.

“I am particularly excited about recent progress at City of Dreams. The development will be the next major casino resort to open in Macau and will play a major role in both the continued transformation of Macau into a major international destination and our future development as Macau’s leading casino operator.”

Company-wide Operating Results

Total revenue for the fourth quarter of 2007, net of promotional expenses and player rebates paid on rolling chip play, was US$179.8 million, up from US$17.9 million in the fourth quarter of 2006. The year over year revenue increase was almost entirely due to the commencement of operations of Crown Macau earlier in 2007.

Total group operating costs and expenses were US$216.9 million in the fourth quarter of 2007, up from US$48.6 million for the fourth quarter of 2006. The increase was almost entirely attributable to the significant scaling of our operations during 2007 associated with the opening of Crown Macau and the development of City of Dreams. Pre-opening expense related to the development of City of Dreams was US$1.5 million for the fourth quarter of 2007.

Total non-operating income for the fourth quarter of 2007 was US$1.2 million, which includes US$4.3 million in interest income, other finance costs of US$5.6 million, and US$2.4 million in net foreign exchange gains. Capitalized interest during the fourth quarter of 2007 totaled US$9.7 million.

The Company reported a net loss of US$36.5 million for the fourth quarter of 2007, compared to a net loss of US$53.0 million for the fourth quarter of 2006. Net loss per share for the fourth quarter of 2007 was US$0.029, compared to a net loss per share of US$0.052 in the fourth quarter of 2006.

Crown Macau 4Q Results

In the fourth quarter of 2007, net operating revenue at Crown Macau totaled US$153.6 million. Prior period comparisons are not available.

Adjusted EBITDA(1) at Crown Macau for the fourth quarter of 2007 was US$4.2 million.

Our expected rolling chip table games hold percentage remains at 2.7%. Rolling chip volume totaled US$8.5 billion for the fourth quarter of 2007. Actual rolling chip table games hold percentage in the fourth quarter (calculated before discounts and commissions) was below our expected level at 2.4%.

In the mass market table games segment, drop (non rolling chip) totaled US$87.3 million and table hold percentage was 17.5%. The expected range for mass market table games hold percentage remains 16% - 18%.

Gaming machine handle (volume) was US$43.8 million and gaming machine revenue was US$3.8 million in the fourth quarter of 2007.

Total non-gaming revenue at Crown Macau in the fourth quarter was US$7.6 million. Occupancy in the fourth quarter of 2007 was 71% and the average daily rate was US$221 per occupied room.

Fourth quarter 2007 results were negatively impacted by the 12 week reconfiguration of Crown Macau that reduced gaming capacity by approximately 40% during this period and restricted access to food and beverage outlets at Crown Macau. Additionally, 350 gaming table staff were recruited and trained in the fourth quarter in preparation for the launch of AMA’s operations at Crown Macau in December.

Mocha Clubs 4Q Results

Gaming revenue from the Mocha Clubs totaled US$21.6 million in the fourth quarter of 2007 and represented a 21.3% increase from US$17.8 million for the fourth quarter of 2006.

Mocha generated US$4.8 million of adjusted EBITDA (1) in the fourth quarter of 2007, which compares with US$6.5 million in the fourth quarter of 2006. The reduction in adjusted EBITDA margin from 36% to 22% was in response to the alignment of labor costs with the market, together with certain non-recurring items.

In the fourth quarter of 2007, the number of gaming machines in operation at the Mocha Clubs averaged approximately 1,088 in seven locations. Average net win per gaming machine per day decreased to US$215 from US$245, as compared to the same period last year. Over the same period, the total number of gaming machines in the Macau market as a whole more than doubled from 6,546 to 13,267, based on information from the Macau Gaming Inspection and Coordination Bureau.

The seventh Mocha Club opened on October 3, 2007 at Mocha Square, a prime location in central Macau, adding approximately 130 gaming machines. The site was temporarily closed on December 31, 2007 for remedial renovation works and is currently scheduled to resume operations in May 2008. An expansion of the Hotel Royal Mocha outlet was completed and opened on February 5, 2008. The current installed base of Mocha Club gaming machines remains approximately 1,100.

Full Year 2007 Results

For the year ending December 31, 2007, the Company reported net operating revenue of US$358.6 million versus US$36.1 million for the year ending December 31, 2006. The year over year revenue increase was driven primarily by the opening of Crown Macau and also reflects the impact of the acquisition of the gaming sub-concession in September 2006, which resulted in a change in reporting of gaming revenues from the Mocha Clubs from a service fee basis prior to acquisition of the sub-concession, to gaming revenue based on net win after gaming taxes since the acquisition of the sub-concession.

The Company reported a net loss of US$178.2 million for the year ending December 31, 2007, compared to a net loss of US$73.5 million for the year ending December 31, 2006. The net loss per share for the full year 2007 was US$0.145, compared to a net loss per share of US$0.116 for the full year 2006.

City of Dreams Update

The main podium superstructure works are approximately 95% complete and the Hard Rock hotel tower and Crown Towers hotel tower construction works have progressed to the 30th and 12th floors, respectively.

As tender packages are let out to sub-contractors the respective amount included in the cost to completion budget is refined from being an amount based on benchmark estimates to a price offered by the market. We estimate that approximately 51% of the hard costs associated with the project have now been let out to sub-contractors and approximately 71% of phase one hard costs have been let out.

In January 2008, we received from the Macau SAR Land Commission the final terms of the land lease agreement to be entered into with the Macau SAR for the two adjacent land parcels on Cotai that comprise the City of Dreams site. The terms define the premium and payment schedule for the City of Dreams site and specify the development rights associated with the land concession. Through our subsidiaries, we accepted the final terms of the land lease agreement on February 11, 2008 and made the first scheduled land premium payment in the amount of MOP300,000,000 on the same date.

Macau Peninsula Project Update

The Company continues to review and develop its plans for development of the Macau Peninsula project. Those plans are subject to completing the acquisition of the site and certain conditions including meeting applicable Macau regulatory requirements.

Financial Position and Capital Expenditure

Cash and cash equivalents as of December 31, 2007, including restricted cash, totaled US$1.134 billion. Total outstanding debt at the end of the fourth quarter was

US$614.8 million, consisting of approximately US$500 million from the draw down of the first tranche of our US$1.75 billion bank facility and US$114.6 million in loans from the Company’s two major shareholders. Total debt to shareholders’ equity ratio as of December 31, 2007 was 25.3%.

Net capital expenditure for the fourth quarter 2007 was US$182.7 million, bringing capital expenditure to US$740.0 million for 2007. Fourth quarter capital expenditure included US$180.1 million for City of Dreams and US$11.6 million for Crown Macau. Total capital expenditure for City of Dreams in 2007 amounted to US$519.5 million. For Crown Macau’s fourth quarter capital expenditure, after the recent settlement of all major outstanding accounts, a provision of US$16.8 million for surplus contingencies booked in a prior period has been released, resulting in a net reduction of US$5.2 million in capital expenditure for the quarter.

Conference Call Information

The Company will hold a conference call to discuss its fourth quarter 2007 financial results on Tuesday, February 19, 2008, at 8:30 a.m. Eastern Standard Time (or 9:30 p.m. Hong Kong time). To join the conference call, please use the dial-in details below:

US Toll Free Number:	1.800.260.8140
US Toll Number: (for international callers)	1.617.614.3672
Hong Kong Toll Number:	852.3002.1672
Australia Toll Free Number:	1.800.002.971
UK Toll Free Number:	00.800.280.02002
Passcode:	MPEL

An audio webcast will also be available at http://www.melco-pbl.com.

A replay of the call will be available on the same day at 10:30 a.m. Eastern Standard Time (or 11:30 p.m. Hong Kong Time) until March 4, 2008. To listen to the replay, please use the dial in details below:

US Toll Free Number:	1.888.286.8010
US Toll Number: (for international callers)	1.617.801.6888
Passcode:	89509685

About Melco PBL Entertainment (Macau) Limited

Melco PBL Entertainment (Macau) Limited is a developer, owner and through its subsidiary, Melco PBL Gaming (Macau) Limited, an operator of casino gaming and entertainment casino resort facilities. MPBL Gaming is one of six companies granted concessions or sub-concessions to operate casinos in Macau. Its first property, Crown Macau (www.crown-macau.com), opened on May 12, 2007. Other development projects include City of Dreams, an integrated casino resort located in Cotai. MPEL’s business also includes the Mocha Clubs, which feature approximately 1,100 gaming machines and comprise the largest non-casino based operations of electronic gaming machines in Macau. MPEL has entered into an agreement, subject to certain conditions, to acquire a third development site on the Macau Peninsula. For more information about MPEL, please visit www.melco-pbl.com.

MPEL has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned by Mr. Lawrence Ho, who is also a Co-Chairman and the CEO of MPEL. Crown is a top-50 company listed on the Australian Stock Exchange and led by Executive Chairman James Packer, who is also a Co-Chairman of MPEL.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. MPEL may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MPEL’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; finalization of credit facilities to finance construction of projects; the completion of the construction of our hotel casino resort projects; our acquisition and development of the Macau Peninsula site; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; the formal grant of a land concession for the City of Dreams site on terms that are acceptable to us and obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of an occupancy permit for City of Dreams; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our prospectus on Form F-1, filed on November 1, 2007, as amended, registration statement on Form F-3 filed on January 25, 2008 and other documents filed with the Securities and Exchange Commission. MPEL does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and MPEL undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measure

(1) “adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, property charges, stock-based compensation costs, and other non-operating income and expenses. Adjusted EBITDA is presented exclusively as a supplemental disclosure because management believes that it is widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA as a measure of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA because it is used by some investors as a way to measure a Company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA as a supplement to financial measures in accordance with U.S. generally accepted accounting principles (“GAAP”). However, adjusted EBITDA should not be considered as an alternative to operating income as an indicator of the Company’s performance, as an alternative to cash flows from operating activities as a measure of liquidity, or as an alternative to any other measure determined in accordance with GAAP. Unlike net income, adjusted EBITDA does not include depreciation or interest expense and therefore does not reflect current or future capital expenditure or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA as only one of several comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance. Such GAAP measurements include operating income (loss), net income (loss), cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in adjusted EBITDA. Also, MPEL’s calculation of adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

The Company has included schedules in the tables that accompany this release that reconcile operating income (loss) to adjusted EBITDA and adjusted EBITDA to net income (loss).

Contact:

Geoffrey Davis, CFA

Senior Vice President – Corporate Finance

Tel: 212.671.1936

Email: geoffreydavis@melco-pbl.com

Melco PBL Entertainment (Macau) Limited

Condensed Consolidated Statements of Operations

(In Thousands of U.S. dollars, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)(2)
OPERATING REVENUES
Casino
- Affiliated customer	$—	$—	$—	$16,276
- External customers	175,150	17,835	348,725	19,108

Sub-total	175,150	17,835	348,725	35,384
Rooms	3,083	—	5,679	—
Food and beverage	4,047	276	11,229	1,523
Entertainment, retail and other	874	—	1,964	—

Gross revenues	183,154	18,111	367,597	36,907
Less: promotional allowances	(3,372)	(214)	(8,984)	(806)

Net revenues	179,782	17,897	358,613	36,101

OPERATING COSTS AND EXPENSES
Casino	(131,971)	(8,320)	(274,439)	(18,777)
Rooms	(4,512)	—	(11,482)	—
Food and beverage	(2,199)	(31)	(6,088)	(530)
Entertainment, retail and other	(13)	—	(30)	—
General and administrative	(23,515)	(10,632)	(60,110)	(15,105)
Selling and marketing	(20,242)	(1,220)	(48,317)	(3,511)
Pre-opening costs	(1,453)	(7,309)	(40,032)	(11,679)
Amortization of gaming subconcession	(14,322)	(14,309)	(57,190)	(14,309)
Amortization of land use rights	(4,528)	(4,277)	(17,276)	(12,358)
Depreciation and amortization	(14,119)	(2,524)	(39,466)	(9,845)
Impairment loss recognized on slot lounge services agreement	—	—	—	(7,640)

Total operating costs and expenses	(216,874)	(48,622)	(554,430)	(93,754)

OPERATING LOSS	(37,092)	(30,725)	(195,817)	(57,653)

NON-OPERATING (EXPENSES) INCOME
Interest income (expenses), net	4,332	(9,870)	17,870	(10,368)
Other finance costs	(5,635)	(12,698)	(5,765)	(12,698)
Foreign exchange gain (loss), net	2,355	(100)	3,832	55
Other, net	128	117	275	285

Total non-operating (expenses) income	1,180	(22,551)	16,212	(22,726)

LOSS BEFORE INCOME TAX	(35,912)	(53,276)	(179,605)	(80,379)
INCOME TAX (EXPENSE) CREDIT	(627)	283	1,454	1,885

LOSS BEFORE MINORITY INTERESTS	(36,539)	(52,993)	(178,151)	(78,494)
MINORITY INTERESTS	—	—	—	5,015

NET LOSS	$(36,539)	$(52,993)	$(178,151)	$(73,479)

LOSS PER SHARE:
Basic	$(0.029)	$(0.052)	$(0.145)	$(0.116)

LOSS PER ADS:
Basic	$(0.086)	$(0.156)	$(0.436)	$(0.348)

WEIGHTED AVERAGE SHARES USED IN LOSS PER SHARE CALCULATION:
Basic	1,276,718,198	1,019,666,429	1,224,880,031	633,228,439

(2)	2006 audited P&L has been restated to reflect presentation change in 2007. There is no impact on net loss for the year.

Melco PBL Entertainment (Macau) Limited

Condensed Consolidated Balance Sheet

(In Thousands of U.S. dollars)

	December 31, 2007	December 31, 2006
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$835,419	$583,996
Restricted cash	298,983	—
Accounts receivable	49,390	414
Amounts due from affiliated companies	1	152
Inventories	1,484	196
Prepaid expenses and other current assets	15,714	1,790

Total current assets	1,200,991	586,548

PROPERTY AND EQUIPMENT, NET	980,241	279,885
GAMING SUBCONCESSION	828,453	885,691
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG TERM PREPAYMENT AND DEPOSITS	15,832	5,742
DEFFERED FINANCING COST	48,295	—
DEPOSIT FOR ACQUISITION OF LAND INTEREST	12,853	12,853
LAND USE RIGHTS, NET	456,203	423,066

TOTAL	$3,629,003	$2,279,920

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$5,736	$2,509
Accrued expenses and other current liabilities	469,927	97,369
Income tax payable	1,560	259
Capital lease obligations, due within one year	—	6
Amounts due to affiliated companies	6,602	10,611
Amounts due to shareholders	1,551	96,859

Total current liabilities	485,376	207,613

DEFERRED TAX LIABILITIES, NON-CURRENT	21,286	24,046
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	—	10
LOANS FROM SHAREHOLDERS	114,616	115,647
LAND USE RIGHTS PAYABLE	67,901	42,238
SECURED BANK LOAN	500,209	—
OTHER LONG TERM LIABILITIES	11,074	—

SHAREHOLDERS’ EQUITY
Ordinary shares	13,209	11,809
Additional paid-in capital	2,682,125	1,955,383
Accumulated other comprehensive (loss) income	(11,076)	740
Accumulated losses	(255,717)	(77,566)

Total shareholders’ equity	2,428,541	1,890,366

TOTAL	$3,629,003	$2,279,920

Melco PBL Entertainment (Macau) Limited

Reconciliation of Operating Income (Loss) to Adjusted EBITDA

(In Thousands of U.S. dollars)

(Unaudited)

	Three Months Ended December 31, 2007
	Crown	Mocha	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating (Loss) Income	$(7,581)	$1,571	$(31,082)	$(37,092)

Pre-opening Costs	—	—	1,453	1,453
Depreciation and Amortization	11,376	3,128	18,465	32,969
Stock-based Compensation	360	95	646	1,101

Adjusted EBITDA	$4,155	$4,794	$(10,518)	$(1,569)

	Three Months Ended December 31, 2006
	Crown	Mocha	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating (Loss) Income	$(8,062)	$4,130	$(26,793)	$(30,725)

Pre-opening Costs	6,574	—	735	7,309
Depreciation and Amortization	1,510	2,337	17,263	21,110
Stock-based Compensation	—	—	278	278

Adjusted EBITDA	$22	$6,467	$(8,517)	$(2,028)

Melco PBL Entertainment (Macau) Limited

Reconciliation of Adjusted EBTIDA to Net Loss

(In Thousands of U.S. dollars)

(Unaudited)

	Three Months Ended December 31,
	2007	2006
	(Unaudited)	(Unaudited)
Adjusted EBITDA	$(1,569)	$(2,028)
Pre-opening Expense	(1,453)	(7,309)
Depreciation and Amortization	(32,969)	(21,110)
Stock-based Compensation	(1,101)	(278)
Interest and Other Income (Expense), Net	1,180	(22,551)
Provision for Income Taxes (Expense) Credit	(627)	283

Net Loss	$(36,539)	$(52,993)

Melco PBL Entertainment (Macau) Limited

Reconciliation of Operating Income (Loss) to Adjusted EBITDA

(In Thousands of U.S. dollars)

(Unaudited)

	For The Year Ended December 31, 2007
	Crown	Mocha	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating (Loss) Income	$(92,606)	$10,562	$(113,773)	$(195,817)

Pre-opening Costs	36,985	—	3,047	40,032
Depreciation and Amortization	30,317	11,399	72,216	113,932
Stock-based Compensation	360	95	4,801	5,256
Marketing Expense Relating to Crown Macau Opening	2,500 (3)	—	9,459	11,959
Impairment on Services Agreement	—	—	—	—

Adjusted EBITDA	$(22,444)	$22,056	$(24,250)	$(24,638)

	For The Year Ended December 31, 2006
	Crown	Mocha	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Loss	$(17,183)	$(6,265)	$(34,205)	$(57,653)

Pre-opening Costs	9,586	91	2,002	11,679
Depreciation and Amortization	5,696	9,429	21,387	36,512
Stock-based Compensation	—	—	278	278
Marketing Expense Relating to Crown Macau Opening	—	—	—	—
Impairment on Services Agreement	—	7,640	—	7,640

Adjusted EBITDA	$(1,901)	$10,895	$(10,538)	$(1,544)

(3)	Marketing expenses related to the Crown Macau opening are allocated to Crown Macau in accordance with the property budget as set at the end of 2006

Melco PBL Entertainment (Macau) Limited

Reconciliation of Adjusted EBTIDA to Net Loss

(In Thousands of U.S. dollars)

(Unaudited)

	For The Year Ended December 31,
	2007	2006
	(Unaudited)	(Audited)
Adjusted EBITDA	$(24,638)	$(1,544)

Pre-opening Costs	(40,032)	(11,679)
Depreciation and Amortization	(113,932)	(36,512)
Stock-based Compensation	(5,256)	(278)
Marketing Expense Relating to Crown Macau Opening	(11,959)	—
Impairment on Services Agreement	—	(7,640)
Interest and Other Income (Expense), Net	16,212	(22,726)
Provision for Income Taxes Credit	1,454	1,885
Minority Interest	—	5,015

Net Loss	$(178,151)	$(73,479)

Supplemental Data Schedule

	Three months ended December 31,
	2007	2006
Crown Macau
Average number of table games	167	NA
Average number of gaming machines	281	NA
Period end number of table games	244	NA
Period end number of gaming machines	242	NA
Table games win per unit per day (4)	$14,346	NA
Gaming machines win per unit per day (5)	$145	NA
Average daily rate (6)	$221	NA
Occupancy	71%	NA
Revenue per available room (7)	$192	NA

(4)	table games win per unit per day is shown before discounts and commissions
(5)	gaming machines win per unit per day is shown before deducting cost for slot points
(6)	Average daily rate is calculated by dividing total room revenue by total occupied rooms
(7)	Revenue per available room is calculated by dividing total room revenue by total rooms available